

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2019

Andrew J. Thomas
Chief Executive Officer
Craft Brew Alliance, Inc.
929 North Russell Street
Portland, OR 97227-1733

> **Re: Craft Brew Alliance, Inc.**
> **PREM14A preliminary merger proxy statement on Schedule 14A**
> **File No. 000-26542**
> **Filed on December 20, 2019 by Craft Brew Alliance, Inc., et al.**
> **Schedule 13E-3**
> **Filed on December 20, 2019 by Craft Brew Alliance, Inc. et al.**
> **File No. 005-49527**

Dear Mr. Thomas,

     We have reviewed the above-captioned filings, and have the following comments. Some comments may ask for additional information so that we may better understand the disclosure.

     Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

     If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Schedule 13E-3

Item 13

1. Financial information has been incorporated by reference into Item 13 of Schedule 13E-3 from the issuer's proxy statement which in turn incorporates financial data by reference from periodic reports. Under General Instruction F of Schedule 13E-3, an express reference must be made to a document that explicitly contains the required information. Under Item 16(a)(5) of Schedule 13E-3, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to "a copy" in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list, or advise.

Exhibit (a)(1) | Proxy Statement

2. The first page of the proxy statement, as defined in Rule 14a-1(g) ─ and distinguished from the Notice or any letter to shareholders ─ must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. Please also include the prophylactic statement regarding the fact the form of proxy is only a preliminary copy on the draft proxy card. See Rule 14a-6(e)(1) of Regulation 14A.

3. Rule 14a-6(d) and Item 1(b) of Schedule 14A together require that the approximate date upon which the proxy statement will be mailed to shareholders be placed on the first page of the proxy statement. Although an attempt to include this date has been made between the shareholder letter and Notice, both of which documents are outside the scope of the Rule 14a-1(g) definition of proxy statement and otherwise not identified within Rule 14a-101. Please revise the proxy statement, as defined, to include this required information.

4. The legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders under the federal securities laws. As neither the letter to shareholders nor Notice are required disclosures under the federal securities laws, please revise the submission to ensure that the legend appears on the outside front cover page of a federally-mandated disclosure document.

Reasons for the Merger; Recommendation of the Board; Fairness of the Merger, page 23

5. Please revise to consistently state, if true, that the Board produced the fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply to the subject company of the proposed transaction as distinguished from the Board. The term "subject company" is defined in Item 1000(f) of Regulation M-A.

6. Notwithstanding the fact the Board's fairness determination was directed at CBA's "shareholders", please revise to expressly state whether CBA reasonably believes that the proposed transaction is fair or unfair to unaffiliated security holders as defined at Rule 13e-3(a)(4) and as required by Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

7. Please revise to indicate, if true, that a specific going concern value was not calculated by the Committee, and thus not considered by the Board and ultimately the issuer, when making its fairness determination. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

8. Officers and Directors of CBA are considered by us to be affiliates of CBA. Notwithstanding the existence of disclosure regarding the required vote needed to approve the proposed Rule 13e-3 transaction, including the exclusion of "Parent or any of its affiliates," please revise to specifically state whether the transaction has been structured so that approval of at least a majority of unaffiliated security holders is required. See Item 1014(c) of Regulation M-A and General Instruction E of Schedule 13E-3.

9. Notwithstanding the existence of the special committee, please disclose, if true, that an unaffiliated representative was not "retained" to act solely on behalf of unaffiliated security holders for purposes of negotiating the transaction, or advise. See Item 1014(d) of Regulation M-A and General Instruction E of Schedule 13E-3 that requires negative responses to Item 8 of Schedule 13E-3 to be expressly stated.

Positions of the A-B Parties as to the Fairness of the Merger, page 29

10. Notwithstanding the belief expressed "that the trading price of the shares of CBA common stock represents the best available indicator of the Company's going concern value…", please revise the fairness determination to clarify and specifically address whether or not a going concern value was calculated and considered. See Item 1014(b) of Regulation M-A, Instruction 2 thereto, and General Instruction E of Schedule 13E-3.

Certain Effects of the Merger, page 43

11. Given that CBA, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and corresponding Instruction 2 thereto.

12. CBA suffered net operating losses in the fiscal year ended December 31, 2016, as well as the nine months ended September 30, 2019. To the extent net operating losses exist, or are anticipated to exist before the date a definitive proxy statement is filed, please specify the constituency expected to become the beneficiary of CBA's and/or its successor's future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Unaudited Prospective Financial Information of CBA, page 46

13. Please refer to the following statement: "Neither CBA nor its financial advisor assumes any responsibility for the validity [or] accuracy [ ] of the projections." While disclosure regarding the limitations of projections in not objectionable, stating that no responsibility exists for their "validity" or "accuracy" is factually and legally incorrect. Please revise.

Selected Historical Financial Data, page 103

14. Given that financial statements have been incorporated by reference in order to fulfill CBA's disclosure obligations partly due to the application of Item 13 of Schedule 13E-3, summarized financial information must be included pursuant to Instruction 1 thereto. This summarized financial information should have been prepared in accordance with Item 1010(c) of Regulation M-A. At present, however, it appears as though not all of the information required by Item 1010(c)(1) has been provided. Please revise or advise.

Exhibit (c)(1) | Disclaimer by Goldman Sachs & Co. LLC

15. The introductory legend explains that written consent is needed as a prerequisite to the inclusion of any Goldman Sachs materials. Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Goldman Sachs consents to the inclusion of such materials in these filings and security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Exhibit (c)(3) | Disclaimer by Lazard Freres & Co.. LLC

16. The disclaimer indicates that "[t]hese materials and the information contained herein are confidential and may not be disclosed publicly or made available to third parties without the prior written consent of Lazard…" Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Lazard consents to the inclusion of such materials in these filings and security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Mark Gordon, Esq.
Frank J. Aquila, Esq.
George J. Sampas, Esq.